SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Huize Holding Limited

(Name of Issuer)

Class A common shares, par value $0.00001 per share

(Title of Class of Securities)

44473E105**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Huize Holding Limited (the “Issuer”), each representing 20 Class A common shares, par value $0.00001 per share, of the Issuer (“Class A common shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44473E105**	13G

1	NAMES OF REPORTING PERSONS CDF Capital Insurtech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,652,080(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 80,991,300(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,991,300(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)         Represent 80,991,300 Class A common shares held by CDF Capital Insurtech Limited.  CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma, the chairman and chief executive officer of the Issuer, who disclaims beneficial ownership of these Class A common shares.

(2)         This percentage is calculated based on 1,039,805,653 common shares issued and outstanding as of March 31, 2020, including (i) 889,214,446 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.  In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class.  Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof.  Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G

1	NAMES OF REPORTING PERSONS Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,652,080(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 80,991,300(3)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,991,300(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)         Represent 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, which is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership).  CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(4)         This percentage is calculated based on 1,039,805,653 common shares issued and outstanding as of March 31, 2020, including (i) 889,214,446 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.  In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class.  Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof.  Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G

1	NAMES OF REPORTING PERSONS Ke Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,652,080(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 80,991,300(5)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,991,300(5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(5)         Represent 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, which is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao.  CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma who disclaims beneficial ownership of these Class A common shares.

(6)         This percentage is calculated based on 1,039,805,653 common shares issued and outstanding as of March 31, 2020, including (i) 889,214,446 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.  In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class.  Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof.  Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G

Item 1(a)                                             Name of Issuer:

Huize Holding Limited

Item 1(b)                                             Address of Issuer’s principal executive offices:

5/F, Building 3-4

Shenzhen Animation Park, Yuehai Road, Nanhai Avenue

Nanshan District, Shenzhen 518052, People’s Republic of China

Items 2(a)                                        Name of Reporting Persons filing:

(i) CDF Capital Insurtech Limited,

(ii) Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), and

(iii) Ke Xiao

(collectively, the “Reporting Persons”).

Item 2(b)                                             Address or principal business office or, if none, residence:

22/F, Nanshan Financial Building, No. 11 Kefa Road, Dachong Community, Nanshan District, Shenzhen

Item 2(c)                                              Citizenship:

(i) CDF Capital Insurtech Limited — British Virgin Islands
(ii) Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership) — People’s Republic of China
(iii) Ke Xiao — People’s Republic of China

Item 2(d)                                             Title of class of securities:

Class A common shares, par value US$0.00001 per share

Item 2(e)                                              CUSIP No.:

44473E105.  This CUSIP number applies to the ADSs of the Issuer, each representing 20 Class A common shares.

Item 3                                                            If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4                                                            Ownership

The following information with respect to the ownership of Class A common shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2020.

CUSIP No. 44473E105**	13G

Reporting Persons	Amount beneficially owned		Percent of Class(1)	Percent of aggregate voting power(2)	Sole Voting Power		Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CDF Capital Insurtech Limited	80,991,300	(3)	7.8%	2.5%	77,652,080	(4)	0	80,991,300	0
Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership)	80,991,300	(3)	7.8%	2.5%	77,652,080	(4)	0	80,991,300	0
Ke Xiao	80,991,300	(3)	7.8%	2.5%	77,652,080	(4)	0	80,991,300	0

(1)               Calculation is based on 1,039,805,653 common shares issued and outstanding as of March 31, 2020, including (i) 889,214,446 Class A common shares, and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019.  Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof.  Class A common shares are not convertible into Class B common shares under any circumstances.

(2)               The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A Common shares and Class B Common shares as a single class.  In respect of all matters subject to a shareholders’ vote, each Class B Common share is entitled to 15 votes per share, whereas each Class A Common share is entitled to one vote.

(3)               Represent 80,991,300 Class A common shares held by CDF Capital Insurtech Limited, whose registered address is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.  CDF Capital Insurtech Limited is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership) and Mr. Ke Xiao may be deemed to beneficially own all of the shares of the Issuer owned by CDF Capital Insurtech Limited.

(4)               CDF Capital Insurtech Limited has, pursuant to certain irrevocable proxy and power of attorney, delegated the voting power of 3,339,220 Class A common shares to Mr. Cunjun Ma, the chairman and chief executive officer of the Issuer, who disclaims beneficial ownership of these Class A common shares.

Item 5                                                            Ownership of Five Percent or Less of a Class

Not applicable.

Item 6                                                            Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7                                                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8                                                            Identification and Classification of Members of the Group

Not applicable.

Item 9                                                            Notice of Dissolution of Group

Not applicable.

Item 10                                                     Certifications

Not applicable.

CUSIP No. 44473E105**	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 11, 2021

CDF Capital Insurtech Limited

By:	/s/ Ke Xiao
Name:	Ke Xiao
Title:	Director

Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership)

By:	/s/ Ke Xiao
Name:	Ke Xiao
Title:	Authorized Signatory

Ke Xiao

/s/ Ke Xiao
Name:	Ke Xiao

CUSIP No. 44473E105**	13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement